

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

<u>Via E-mail</u>
David A. Fisher
President and Chief Executive Officer
Enova International, Inc.
200 West Jackson Blvd.
Chicago, IL 60606

      Re: **Enova International, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Response dated February 10, 2015
              File No. 333-199733

Dear Mr. Fisher:

We have reviewed the above referenced response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 1 and are unable to concur with your analysis. In particular, we continue to believe that as Enova's sole stockholder and parent, Cash America possessed the power to direct or cause the direction of the management and policies of Enova when the separation-related agreements were negotiated and entered into. Although such agreements were subject to approval by an independent board of directors, we note that the five outside, independent directors were elected on October 1, 2014 by Cash America in its capacity as Enova's sole stockholder. Noting that Cash America retained all of the ownership interest in Enova's common stock when the separation-related agreements were negotiated and entered into, we are unable to concur with your view that the negotiations over such agreements and the requisite approval of the same by Enova's independent board had mitigated Cash America's actual control of Enova prior to the spin-off. We continue to believe that these securities, when registered pursuant to the registration statement, were offered by or on behalf of the registrant and that, at this time, you are not eligible to conduct an at-the-market offering under Rule

415(a)(4) under the Securities Act because you are not eligible to conduct an offering under Rule 415(a)(1)(x). Please revise or advise.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ David Lin for

Michael Clampitt
Senior Counsel

cc: Lisa M. Young, Esq.
        L. Steven Leshin, Esq.